================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                COHO ENERGY, INC.
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                    19248110
                                 (CUSIP Number)



                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732


                                  MAY 12, 1998
     (Date of Event which Requires Filing of this Statement on Schedule 13D)


================================================================================

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                  Page 2 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Energy Investment Partnership No. 1
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                 State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                  Page 3 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Thomas O. Hicks
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                 State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                  Page 4 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  John R. Muse
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                 State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                  Page 5 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Charles W. Tate
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                  Page 6 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Jack D. Furst
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                 State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                  Page 7 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Lawrence D. Stuart, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                 State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                  Page 8 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Michael J. Levitt
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                 State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                  Page 9 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Dan H. Blanks
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                 State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 19248110                                                 Page 10 OF 17

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                David B. Deniger
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                 State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                          2,182,084
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                    2,182,084
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,182,084
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                  Schedule 13D                     Page 11 of 17

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Coho Energy, Inc., a Texas corporation (the "Company). The address of the Company's principal executive offices is 14785 Preston Road, Suite 860, Dallas, Texas 75240.

ITEM 2.           IDENTITY AND BACKGROUND.

(a) through (f)

         This Schedule 13D is being filed by Energy Investment Partnership No. 1, a Texas general partnership (the "Purchaser"), Thomas O. Hicks, a United States citizen ("Hicks"), John R. Muse, a United States citizen ("Muse"), Charles W. Tate, a United States citizen ("Tate"), Jack D. Furst, a United States citizen ("Furst"), Lawrence D. Stuart, Jr., a United States citizen ("Stuart"), Michael J. Levitt, a United States citizen ("Levitt"), Dan H. Blanks, a United States citizen ("Blanks"), and David B. Deniger, a United States citizen ("Deniger"). Purchaser, Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger are collectively referred to herein as the "Reporting Persons."

         Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger are the only partners of the Purchaser. The Purchaser is a general partnership newly formed whose principal business is purchasing, acquiring, holding, voting, and selling or otherwise disposing of capital stock and stock equivalents of the Company (see Item 4).

         The principal business and office address of each Reporting Person is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Hicks is a controlling person, the Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated ("HMT&F"), a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities. Muse is the Chief Operating Officer of HMT&F. Tate is the President of HMT&F. Each of Furst, Stuart, Levitt, Blans and Deniger is an Executive Vice President and Managing Director of HMT&F. The principal business address of HMT&F is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         None of the Reporting Persons, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Purchaser utilized $15,530,802 of its working capital to purchase the 2,182,084 shares of Common Stock beneficially owned by the Purchaser (the "Shares") and pay related fees and expenses. This working capital was provided by capital contributions from Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger. Each of Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger obtained the funds contributed to the Purchaser from personal funds.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the Shares was to implement the Reporting Persons' plan to obtain a substantial, but not majority, investment interest in the Company.

                  (a) The Reporting Persons may purchase additional shares of Common Stock in open market or private transactions from shareholders of the Company. The Reporting Persons do intend to offer to purchase additional shares of Common Stock or Common Stock equivalents directly from the Company at prices and upon such other terms to be negotiated by the Reporting Persons and the Company. There is no certainty that the Company and the Reporting Persons will reach agreement on the issuance of any additional shares of Common Stock or Common Stock equivalents to the Purchaser. It is the present intention of the Reporting Persons that any additional shares of Common Stock or Common Stock equivalents of the Company acquired by the Purchaser, when added to the Shares, would not constitute on a fully-diluted basis a majority ownership interest in the outstanding shares of Common Stock.

                                  Schedule 13D                     Page 12 of 17

                  (b), (c), (e), (f), (g), (h), (i) and (j) The Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the present capitalization or dividend policy of the Company, (iv) any other material change to the Company's business or corporate structure, (v) any changes in the Company's articles of incorporation or bylaws or, subject to the matters discussed in paragraphs (a) and (d) of this Item 4, other actions which may impede the acquisition or control of the Company by any person, (vi) the Common Stock ceasing to be authorized to be quoted on the NASDAQ National Market System, (vii) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (viii) any action similar to any of the foregoing.

                  (d) On May 12, 1998, the Company and the Purchaser entered into a Shareholder Agreement (the "Shareholder Agreement") which provides for
(i) certain demand and piggyback registration rights with respect to the Shares and any other shares of Common Stock owned in the future by the Purchaser or its transferees who become a party to the Shareholder Agreement (see Item 6) and
(ii) the appointment or election and annual nomination to the Board of Directors of the Company and the Board's Compensation Committee and Audit Committee and any Executive Committee of two designees of the Purchaser and any other stockholder of the Company that becomes a party thereto (a "Holder") as long as the Purchaser and its affiliates own at least 1,000,000 shares of Common Stock or (ii) any Holder other than the Purchaser and its affiliates owns at least 4% of the outstanding shares of Common Stock. To the extent that the Company's proxy statement for any annual meeting of shareholders includes a recommendation regarding the election of any other nominees to the Company's Board of Directors, the Company has agreed to include a recommendation of its Board of Directors that shareholders also vote in favor of the Purchaser's nominees. Pursuant to the Shareholder Agreement two of the Purchaser's nominees, Muse and Stuart, were added to the Board of Directors on May 12, 1998 to serve until the next annual meeting of shareholders of the Company. There are currently 7 directors serving on the Company's Board of Directors, including the Purchaser's nominees. In connection with the purchase of any additional shares of Common Stock or Common Stock equivalents from the Company as set forth above in paragraph (a) of this Item 4, the Purchaser may request the right to nominate additional directors to the Board of Directors. The Reporting Persons anticipate that the Purchaser's nominees to the Board of Directors, if increased, would constitute a minority of the number of directors of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) Each Reporting Person is the beneficial owner of 2,182,084 shares of Common Stock, or 8.5% of the outstanding shares of Common Stock. Each Reporting Person has shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Shares. The Reporting Persons share such voting and disposition power with each other.

                  (c) Within the last 60 days, the Purchaser, or Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks or Deniger as nominee for the Purchaser, acquired the number of the Shares indicated, on the date, for the per share price and in the manner indicated as follows:

                                  Schedule 13D                     Page 13 of 17

    NUMBER                                 PRICE
  OF SHARES         DATE ACQUIRED      PER SHARE($)(1)             MANNER
-------------     -----------------  -------------------   --------------------
    2,000           March 13, 1998        $ 7.0700         open market purchase
      500           March 13, 1998        $ 7.0075         open market purchase
   17,500           March 19, 1998        $ 7.0661         open market purchase
    5,000            April 3, 1998        $ 7.7575         open market purchase
    5,000            April 6, 1998        $ 7.7575         open market purchase
    5,000            April 7, 1998        $  7.195         open market purchase
    5,000            April 7, 1998        $  7.445         open market purchase
   15,300            April 9, 1998        $ 7.1013         open market purchase
    5,000           April 13, 1998        $ 6.8825         open market purchase
    5,000           April 13, 1998        $ 6.7575         open market purchase
    5,000           April 14, 1998        $ 6.5388         open market purchase
   10,000           April 14, 1998        $ 6.6325         open market purchase
   20,000           April 14, 1998        $   6.57         open market purchase
   66,100           April 15, 1998        $  6.695         open market purchase
   40,000           April 21, 1998        $  7.445         open market purchase
   55,000           April 22, 1998        $ 7.3655         open market purchase
  130,000           April 23, 1998        $ 7.3128         open market purchase
   30,000           April 24, 1998        $   7.32         open market purchase
   50,000           April 27, 1998        $ 7.1825         open market purchase
   20,000           April 28, 1998        $ 7.1638         open market purchase
  150,000           April 30, 1998        $ 7.6533         open market purchase
    5,000              May 1, 1998        $  7.445         open market purchase
1,485,184             May 12, 1998        $   7.00        private purchase from
                                                          existing stockholder

------------------
(1)      Inclusive of brokerage commissions or dealer mark-ups.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                  (e) Not applicable.

                                  Schedule 13D                     Page 14 of 17

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 12, 1998, the Purchaser and the Company entered into the Shareholder Agreement (see Item 4). The Shareholder Agreement provides the Purchaser (and its transferees who become a party to the Shareholder Agreement) with three demand registrations (in firm commitment underwritten offerings) and unlimited piggyback registration rights with respect to the Shares and all shares of Common Stock acquired by the Purchaser in the future. With certain exceptions, the Company will pay all costs of such registration except for underwriting discounts and commissions and transfer taxes. The Company has certain rights to delay the filing of a registration statement, and parties to other registration rights agreements with the Company have a right, under certain circumstances, to sell shares of Common Stock in connection with registrations involving shares owned by the Purchaser and, thereby, reduce the number of shares being sold by the Purchaser.

         Each Holder under the Shareholder Agreement (including the Purchaser) has agreed therein not to (i) deposit any shares of Common Stock in a voting trust or grant any proxy with respect to any shares of Common Stock to any person not designated by the Company or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of such shares of Common Stock, (ii) act with one or more persons (other than another Holder or any affiliate or partner of a Holder) as a partnership, limited partnership, syndicate or "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act or 1934) for the purpose of acquiring, holding, voting or disposing of shares of Common Stock, (iii) prior to the second anniversary of the Shareholder Agreement and subject to certain exceptions, directly or indirectly, sell or transfer, or offer to sell or transfer, (A) shares of Common Stock that represent more than 10% of the fully diluted common equity of the Company to any single Person or Affiliated Group or (B) to any holder of 10% of the outstanding shares of Common Stock, shares of Common Stock that represent more than 5% of the outstanding Common Stock of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         (1) Shareholder Agreement, dated May 12, 1998, by and between Coho Energy, Inc. and Energy Investment Partnership No. 1.

         (2)      Power of Attorney for Thomas O. Hicks.

         (3)      Power of Attorney for John R. Muse.

         (4)      Power of Attorney for Charles W. Tate.

         (5)      Power of Attorney for Jack D. Furst.

         (6)      Power of Attorney for Lawrence D. Stuart, Jr.

         (7)      Power of Attorney for Michael J. Levitt.

         (8)      Power of Attorney for Dan H. Blanks.

         (9)      Power of Attorney for David B. Deniger.

         (10)     Power of Attorney for Energy Investment Partnership No. 1.

         (11) Joint Filing Agreement, dated May 18, 1998, among Energy Investment Partnership No. 1, Thomas O. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Lawrence D. Stuart, Jr., Michael J. Levitt, Dan H. Blanks, and David B. Deniger.

                                  Schedule 13D                     Page 15 of 17

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 18, 1998                         ENERGY INVESTMENT PARTNERSHIP NO. 1



                                             By:   /s/  DAVID W. KNICKEL
                                                --------------------------------
                                                        David W. Knickel
                                                        Attorney-in-Fact


Dated:  May 18, 1998                         THOMAS O. HICKS



                                                   /s/ THOMAS O. HICKS
                                             -----------------------------------
                                             By:  David W. Knickel,
                                                  Attorney-in-Fact


Dated:  May 18, 1998                         JOHN R. MUSE



                                             /s/ JOHN R. MUSE
                                             -----------------------------------
                                             By:  David W. Knickel,
                                                  Attorney-in-Fact


Dated:  May 18, 1998                         CHARLES W. TATE



                                             /s/ CHARLES W. TATE
                                             -----------------------------------
                                             By:  David W. Knickel,
                                                  Attorney-in-Fact


Dated:  May 18, 1998                         JACK D. FURST



                                             /s/ JACK D. FURST
                                             -----------------------------------
                                             By:  David W. Knickel,
                                                  Attorney-in-Fact

                                  Schedule 13D                     Page 16 of 17

Dated:  May 18, 1998                         LAWRENCE D. STUART, JR.



                                             /s/ LAWRENCE D. STUART, JR.
                                             -----------------------------------
                                             By:  David W. Knickel,
                                                  Attorney-in-Fact


Dated:  May 18, 1998                         MICHAEL J. LEVITT



                                             /s/ MICHAEL J. LEVITT
                                             -----------------------------------
                                             By:  David W. Knickel,
                                                  Attorney-in-Fact


Dated:  May 18, 1998                         DAN H. BLANKS



                                             /s/ DAN H. BLANKS
                                             -----------------------------------
                                             By:  David W. Knickel,
                                                  Attorney-in-Fact


Dated:  May 18, 1998                         DAVID B. DENIGER



                                             /s/ DAVID B. DENIGER
                                             -----------------------------------
                                             By:  David W. Knickel,
                                                  Attorney-in-Fact

CUSIP NO. 19248110                Schedule 13D

                                  EXHIBIT INDEX



         (1) Shareholder Agreement, dated May 12, 1998, by and between Coho Energy, Inc. and Energy Investment Partnership No. 1.

         (2)      Power of Attorney for Thomas O. Hicks.

         (3)      Power of Attorney for John R. Muse.

         (4)      Power of Attorney for Charles W. Tate.

         (5)      Power of Attorney for Jack D. Furst.

         (6)      Power of Attorney for Lawrence D. Stuart, Jr.

         (7)      Power of Attorney for Michael J. Levitt.

         (8)      Power of Attorney for Dan H. Blanks.

         (9)      Power of Attorney for David B. Deniger.

         (10)     Power of Attorney for Energy Investment Partnership No. 1.

         (11) Joint Filing Agreement, dated May 18, 1998, among Energy Investment Partnership No. 1, Thomas O. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Lawrence D. Stuart, Jr., Michael J. Levitt, Dan H. Blanks, and David B. Deniger.